                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

[  ]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
      1934 for the fiscal year ended
                                     ----------.
                                       or

[X] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from October 31, 1997 to December 31, 1997.


                        Commission file number  1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                          Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statement of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") as of October 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of October 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The Fund Information in the statement of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The Fund Information has been subjected to auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.


                                             KPMG Peat Marwick LLP

April 10, 1998
Atlanta, Georgia

                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Statement of Net Assets Available for Benefits, with Fund Information (unaudited)
                                                          (in thousands)

                                                         December 31, 1997

                                                                                  Fund Information
                                                 --------------------------------------------------------------------------------
                                                                   Merrill Lynch
                                                      Roper         Retirement    Merrill Lynch      MFS                  Templeton
                                                 Industries, Inc.  Preservation   Equity Index     Emerging   AIM Value    Foreign
                                         Total     Common Stock        Trust         Trust       Growth Fund    Fund        Fund
                                      ---------- --------------   ------------   -------------   ----------- -----------  ----------

Investments, at fair value:
  Mutual funds                          $21,525     $     -          $    -        $    -         $1,407      $10,597     $1,043
  Common trust funds                     12,459           -           11,598         861               -            -          -
  Common stock                            7,588       7,588               -             -              -            -          -
  Loans to participants                     631           -               -             -              -            -          -
Cash                                          4           -               -             -              -            -          -
Contributions receivable:
  Employees                                 277           -               -             -              -            -          -
  Employer                                  322           -               -             -              -            -          -
                                        -------     -------          -------        -----         ------      -------     ------
   Net assets available for benefits    $42,806     $ 7,588          $11,598        $ 861         $1,407      $10,597     $1,043
                                        =======     =======          =======        =====         ======      =======     ======


                                                           Fund Information
                                     ----------------------------------------------------------

                                                    Merrill Lynch   Merrill Lynch
                                     Merrill Lynch   Basic Value      Corporate     Participant
                                     Capital Fund       Fund          Bond Fund        Loans       Cash    Unallocated
                                     ------------   -------------   -------------   ----------- ---------- ----------

Investments, at fair value:
  Mutual funds                          $6,185         $1,258          $1,035        $    -       $    -     $    -
  Common trust funds                         -              -              -              -            -          -
  Common stock                               -              -              -              -            -          -
  Loans to participants                      -              -              -            631
Cash                                         -              -              -              -            4          -
Contributions receivable:
  Employees                                  -              -              -              -            -        277
  Employer                                   -              -              -              -            -        322
                                        ------         ------         ------         ------       ------     ------
   Net assets available for benefits    $6,185         $1,258         $1,035         $  631       $    4     $  599
                                        ======         ======         ======         ======       ======     ======

                                       See accompanying notes to financial statements.

                                                                 2


                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                               Statement of Net Assets Available for Benefits, with Fund Information
                                                          (in thousands)

                                                         October 31, 1997

                                                                                   Fund Information*
                                                 ---------------------------------------------------------------------------------
                                                                   Merrill Lynch
                                                     Roper          Retirement    Merrill Lynch    MFS                  Templeton
                                                 Industries, Inc.  Preservation   Equity Index   Emerging    AIM Value   Foreign
                                        Total     Common Stock        Trust          Trust      Growth Fund     Fund      Fund
                                      ---------  ---------------   ------------   ------------  -----------  ---------- ----------

Investments, at fair value:
  Mutual funds                          $20,800     $     -          $    -         $    -        $1,408      $10,326     $1,110
  Common trust funds                     12,495           -           11,659           836             -            -          -
  Common stock                            6,947       6,947                -             -             -            -          -
  Loans to participants                     609           -               -              -             -            -          -
Cash                                         52           -               -              -             -            -          -
Contributions receivable:
  Employees                                 145           -               -              -             -            -          -
  Employer                                  175           -               -              -             -            -          -
                                        -------     -------          -------        ------        ------      -------     ------
    Net assets available for benefits   $41,223     $ 6,947          $11,659        $  836        $1,408      $10,326     $1,110
                                        =======     =======          =======        ======        ======      =======     ======



                                                       Fund Information*
                                    --------------------------------------------------------
                                                   Merrill Lynch  Merrill Lynch
                                    Merrill Lynch  Basic Value     Corporate     Participant
                                    Capital Fund      Fund         Bond Fund        Loans       Cash    Unallocated*
                                    -------------  ------------   -------------  ----------- ---------  ----------

Investments, at fair value:
  Mutual funds                         $5,856          $1,114         $986          $    -     $    -     $    -
  Common trust funds                        -               -            -               -          -          -
  Common stock                              -               -            -               -          -          -
  Loans to participants                     -               -            -             609
Cash                                        -               -            -               -         52           -
Contributions receivable:
  Employees                                 -               -            -               -          -         145
  Employer                                  -               -            -               -          -         175
                                       ------          ------         ----          ------     ------     -------
   Net assets available for benefits   $5,856          $1,114         $986          $  609     $   52     $   320
                                       ======          ======         ====          ======     ======     =======

  * Reclassified.

                                          See accompanying notes to financial statements.

                                                                 3


                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

          Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information (unaudited)
                                (in thousands)

                      Two months ended December 31, 1997

                                                                           Fund Information
                                        -----------------------------------------------------------------------------------

                                                     Roper       Merrill Lynch
                                                Industries,Inc.    Retirement   Merrill Lynch   MFS                   Templeton
                                                    Common        Preservation  Equity Index  Emerging   AIM Value    Foreign
                                          Total      Stock           Trust        Trust      Growth Fund    Fund        Fund
                                        ---------- ----------     ------------  ----------   ---------- ------------ ----------
Investment income and expenses:
  Cash dividends                        $1,523       $   -         $   119         $  -        $   13       $ 1,056     $   25
  Interest income                           10            1              2            -             1             3          -
    Net investment income                1,533            1            121            -            14         1,059         25

Net appreciation (depreciation)
  in fair value of investments            (526)         397             -             52          (39)         (847)       (35)
Contributions:
    Employee rollovers                     136           99            -              2           -             -          -
    Employee withholdings                  467           53             56            13           21           105         13
    Employer matching                      524           50             70            15           23           119         14
Loan repayments                             -             4              8             1            1             9         -
Withdrawals                               (551)         (32)          (155)           -            (1)         (285)        (1)
Interfund transfers, net                    -            69           (142)          (58)         (20)          127        (83)
Participant loans                           -            -             (19)           -            -            (16)        -

    Increase (decrease) in net assets
      available for benefits             1,583          641            (61)           25           (1)          271        (67)

Net assets available for benefits
  at beginning of period*               41,223        6,947         11,659           836        1,408        10,326      1,110

Net assets available for benefits
  at end of period                     $42,806       $7,588        $11,598         $ 861       $1,407       $10,597     $1,043
                                       =======       ======        =======         =====       ======       =======     ======

                                                                 Fund Information
                                        ---------------------------------------------------------------
                                                         Merrill Lynch     Merrill Lynch
                                        Merrill Lynch     Basic Value       Corporate       Participant
                                        Capital Fund         Fund           Bond Fund         Loans        Cash    Unallocated
                                        -------------    -------------     -------------    -----------  --------  -----------
Investment income and expenses:
  Cash dividends                           $  256           $   42            $   12           $  -       $   -        $  -
  Interest income                               2               -                 -               -            1          -
    Net investment income                     258               42                12              -            1          -

Net appreciation (depreciation) in
  fair value of investments                   (60)               6                -               -           -           -
Contributions:
    Employee rollovers                         -                -                 -               35          -           -
    Employee withholdings                      47               11                16              -           -          132
    Employer matching                          57               12                17              -           -          147
Loan repayments                                 4               -                  1             (28)         -           -
Withdrawals                                    (9)              (1)               (1)            (21)        (45)         -
Interfund transfers, net                       33               74                 4              -           (4)         -
Participant loans                              (1)              -                 -               36          -           -

    Increase (decrease) in net asset
      available for benefits                  329              144                49              22         (48)        279

Net assets available for benefits
  at beginning of period*                   5,856            1,114               986             609          52         320

Net assets available for benefits
  at end of period                         $6,185           $1,258            $1,035           $ 631      $    4       $ 599
                                           ======           ======            ======           =====      ======       =====

  * Reclassified.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                               December 31, 1997



1.  THE PLAN

  The Roper Industries, Inc. (the "Company") Employees' Retirement Savings 003 Plan (the "Plan") is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held, administered and invested by its trustee, Merrill Lynch Trust Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  Eligibility
     -----------

     Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after one year of continuous service provided the employee has attained 18 years of age. A Plan amendment adopted May 22, 1996 provides for crediting service for eligibility and vesting purposes in connection with certain mergers and acquisitions.

(b)  Employee Contributions
     ----------------------

     Plan participants may make contributions in 1% increments of their compensation, within the range of 3% to 6%, for each payroll period in the form of (i) thrift contributions (after-tax), (ii) 401(k) contributions (before-tax) or (iii) a combination of thrift and 401(k) contributions. Total employee contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($9,500 for the year ended October 31, 1997). A participant may withdraw all or part of his voluntary contributions after filing a written application.

(c)  Employer Contributions
     ----------------------

     The Company contributes an amount equal to 3% of each participant's compensation. The Company also 100% matches the first 3% of a participant's compensation that he contributes to the Plan and 50% matches the next 3% of participant compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $150,000 of participant compensation in 1997.

(d)  Participant Accounts
     --------------------

     The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

(e)  Investment Options
     ------------------

     Each participant in the Plan must elect to have contributions invested in any one or a combination of the investment funds offered by the Plan. Throughout fiscal 1997, the following investment funds were available:

     Merrill Lynch Retirement Preservation Trust: The Trust seeks to provide
     -------------------------------------------
     preservation of capital, liquidity and current income that is typically higher than money market funds. The Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and U.S.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                               December 31, 1997

     government and U.S. government agency securities. At December 31, 1997 and October 31, 1997, 453 and 451 participants were invested in this Trust, respectively.

     Merrill Lynch Corporate Bond Fund  Intermediate Term Portfolio: The Fund
     --------------------------------------------------------------
     seeks a high level of current income by investing primarily in investment grade corporate fixed-income securities. Secondarily, the Fund seeks capital appreciation when consistent with its primary objective. The Fund invests primarily in bonds rated in the four highest rating categories with a maximum remaining maturity of 10 years. Under normal circumstances, the average remaining maturity will be between five and seven years. In addition, the Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997 and October 31, 1997, 187 and 183 participants were invested in this Fund, respectively.

     Merrill Lynch Capital Fund: The Fund seeks the highest total investment
     --------------------------
     return consistent with prudent risk. Total investment return is the aggregate of income and capital value changes. The Fund has a fully managed investment policy utilizing equity, debt and convertible securities. This permits Fund management to shift emphasis based on its evaluation of changes in economic and market trends. Consistent with this policy, the Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities. It is the expectation of management that, over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. Dividends are declared and reinvested semiannually. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997 and October 31, 1997, 416 and 403 participants were invested in this Fund, respectively.

     Merrill Lynch Basic Value Fund: The Fund seeks capital appreciation and,
     ------------------------------
     secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The Fund seeks to invest in stocks that possess one or more of the following characteristics: (i) selling at a discount either from book value or historical price-earnings ratios or (ii) seem capable of recovering from situations that caused the company to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997 and October 31, 1997, 142 and 120 participants were invested in this Fund, respectively.

     Merrill Lynch Equity Index Trust: The Trust seeks to approximate the total
     --------------------------------
     return of the Standard & Poor's 500 Composite Stock Price Index. This Index is a means to measure the performance of a broad base of large U.S. corporations. The Trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of this Index. The percentage of the Trust's interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. At December 31, 1997 and October 31, 1997, 140 and 126 participants were invested in this Trust, respectively.

     AIM Value Fund: The Fund seeks long-term growth of capital by investing
     --------------
     primarily in stocks of companies that are undervalued relative to the stock market as a whole due to underperformance, but show tangible evidence of a turnaround. The Fund seeks undervalued securities believed to offer growth potential in four categories: 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical relative valuations, 3) companies with tangible evidence of improving prospects not yet reflected in the price of the stock and 4) equity securities selling at prices that do not reflect the current market value of their assets. The Fund may invest up to 25% of its total assets in foreign securities. At

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                               December 31, 1997

     December 31, 1997 and October 31, 1997, 575 and 557 participants were invested in this Fund, respectively.

     MFS Emerging Growth Fund: The Fund seeks long-term growth of capital.  The
     -------------------------
     Fund invests primarily in common stock of small- and medium-sized companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose rates of earnings growth are expected, by Fund management, to accelerate because of special factors such as new management, new products or changes in consumer demand. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997 and October 31, 1997, 203 and 188 participants were invested in this Fund, respectively.

     Templeton Foreign Fund: The Fund seeks long-term capital growth.  The Fund
     -----------------------
     seeks to obtain its objective through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Fund has the right to purchase securities in any foreign country, developed or developing. At December 31, 1997 and October 31, 1997, 134 and 130 participants were invested in this Fund, respectively.

     Roper Industries, Inc. Common Stock: This Fund invests solely in Roper
     ------------------------------------
     Industries, Inc. common stock. At December 31, 1997 and October 31, 1997, 483 and 469 participants were invested in this fund, respectively.

(f)  Vesting
     -------

     Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

(g)  Termination
     -----------

     The Company may terminate, or partially terminate, the Plan or discontinue Company contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

(h)  Forfeitures
     -----------

     All forfeitures by participants, as defined by the Plan, are retained in the Plan and used to pay Plan expenses and reduce employer contributions.

(i)  Participant Loans
---  -----------------

     The Plan allows participants to borrow up to the lesser of 50% of their vested account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                               December 31, 1997



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation
     ---------------------

     The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting. Certain reclassifications have been made to the financial statements at October 31, 1997 to be consistent with the presentation adopted at December 31, 1997. The accompanying statement of net assets available for benefits at December 31, 1997 and the statement of changes in net assets for the two months ended December 31, 1997 are unaudited. In the opinion of management, these unaudited statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the net assets and changes in net assets of the Plan.

(b)  Investments
     -----------

     Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. The fair value of loans to participants represents the unpaid balances on individual participant accounts. Unrealized appreciation (depreciation) in fair value of investments is computed by comparing the fair value of an investment to its cost for investments purchased during the year. For investments held an entire year, it is the change in fair value during the year. Purchases and sales of investments are recorded on a trade-date basis.

(c)  Use of Estimates
     ----------------

     The administrator of the Plan has made a number of estimates and assumptions relating to the reporting of assets, liabilities and disclosures in order to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates.

(d)  Expenses
     --------

     The Company pays all administrative expenses of the Plan.

(e)  Change in Fiscal Year
     ---------------------

     Effective November 1, 1997, the Plan changed its fiscal year to end on December 31 instead of October 31.

3.  INVESTMENTS

  Investments that represent at least 5% of the Plan's net assets available for benefits at December 31, 1997 and October 31, 1997 are as follows (in 000s):

                                                          Dec.          Oct.
                                                    -----------------  -------

     Merrill Lynch Retirement Preservation Trust          $11,598      $11,659
     AIM Value Fund                                        10,597       10,326
     Roper Industries, Inc. common stock                    7,588        6,947
     Merrill Lynch Capital Fund                             6,185        5,856

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

                               December 31, 1997


4. INCOME TAX STATUS

  The latest determination letter applied to the Plan related to an amendment dated October 29, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, the Company believes that the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and continues to be tax-exempt.

                                                                    Schedule 1

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

   Item 27(a) - Schedule of Assets Held for Investment Purposes (Unaudited)
                                (in thousands)

                               December 31, 1997



                                                Shares/                  Fair
                                                 Units        Cost       Value
                                              ----------  ----------  ----------

Common trust funds:

  *Merrill Lynch Retirement Preservation Trust  11,598      $11,598    $11,598

  *Merrill Lynch Equity Index Trust                 13          733        861

Mutual funds:

  *MFS Emerging Growth Fund                         39        1,306      1,407

  AIM Value Fund                                   327        9,573     10,597

  Templeton Foreign Fund                           105        1,122      1,043

  *Merrill Lynch Capital Fund                      179        5,657      6,185

  *Merrill Lynch Basic Value Fund                   34        1,175      1,258

  *Merrill Lynch Corporate Bond Fund -
    Intermediate Term Portfolio                     89        1,033      1,035

*Roper Industries, Inc. Common Stock               269        5,211      7,588

Participant Loans                                  590          590        590



*  Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Roper Industries, Inc. Employees' Retirement Savings 003 Plan
                   -------------------------------------------------------------
                                             (Name of Plan)


                           By:  Roper Industries, Inc., Plan Administrator

                           By:     /s/ Marilyn M. Messer
                               -----------------------------------------
                                             (Signature)
                               Marilyn M. Messer            June 18, 1998

                         Independent Auditors' Consent


The Board of Directors
Roper Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-71094) on Form S-8 of Roper Industries, Inc. of our report dated April 10, 1998 relating to the statement of net assets available for benefits of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of October 31, 1997, which report appears in the December 31, 1997 transition report on Form 11-K of Roper Industries, Inc.


                                                  KPMG Peat Marwick LLP

Atlanta, Georgia
June 16, 1998